                                                                   Exhibit 99.04

The Board of Directors and Stockholders
StrandTek International, Inc. and Subsidiaries

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

We have audited the accompanying consolidated balance sheets of StrandTek International, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of loss, changes in capital deficiency, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StrandTek International, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                   /s/ HARPER, VAN SCOIK & COMPANY, LLP

November 15, 2001 except for
Note 16, as to which the date
is January 7, 2002

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2001 and 2000

                                           Assets
                                           ------
                                                                     2001           2000
                                                                 -----------     -----------
Current assets:
   Cash                                                          $    25,753     $    97,900
   Accounts receivable, trade, net of allowance for
      doubtful accounts of $270,000 and $67,050
      in 2001 and 2000, respectively                               1,489,669       1,313,360
   Other accounts receivable                                          37,616          56,295
   Inventory:
      Raw materials                                                  741,486         414,327
      Work in process                                                 56,554               -
      Finished goods                                                 184,686         326,912
   Prepaid expenses                                                  260,765          23,149
                                                                 -----------     -----------

         Total current assets                                      2,796,529       2,231,943

Equipment and leasehold improvements:
   Manufacturing equipment                                         9,380,251       8,296,226
   Plant equipment                                                 1,585,010         881,250
   Office equipment                                                  365,248         299,774
   Leasehold improvements                                          1,916,167       1,840,258
   Assets held under capital lease agreement                          93,200               -
                                                                 -----------     -----------

                                                                  13,339,876      11,317,508
   Less accumulated depreciation                                   1,578,115         734,009
                                                                 -----------     -----------

         Net equipment                                            11,761,761      10,583,499

Other assets:
   Manufacturing equipment -idle                                     186,043         168,293
   Deposits                                                          114,641          70,882
   Note receivable                                                    44,000          45,000
   Loan costs net of $120,757 and $63,757 accumulated
      amortization in 2001 and 2000, respectively                     31,913          76,413
                                                                 -----------     -----------

         Total other assets                                          376,597         360,588
                                                                 -----------     -----------

         Total assets                                            $14,934,887     $13,176,030
                                                                 ===========     ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          September 30, 2001 and 2000

                               Liabilities and Capital Deficiency
                               ----------------------------------
                                                                      2001              2000
                                                                  ------------      ------------
Current liabilities:
   Accounts payable                                               $  4,729,953      $  3,708,781
   Accrued payroll and related liabilities                             351,268           270,303
   Accrued expenses                                                    203,924            52,911
   Interest payable - stockholders                                   1,883,024           474,018
   Revolving line of credit                                          2,500,000         1,030,131
   Stockholders' lines of credit                                    19,129,718        10,129,797
   Current portion of long-term debt with bank                       2,388,073         1,991,069
   Current portion of capital lease obligations                         35,232                 -
   Current portion of long-term notes
      payable to stockholders                                                -            12,506
                                                                  ------------      ------------

         Total current liabilities                                  31,221,192        17,669,516

Long-term debt with bank, net of current portion                     5,973,997         7,007,014
Capital lease obligations                                               49,845                 -
                                                                  ------------      ------------

         Total liabilities                                          37,245,034        24,676,530

Capital deficiency:
   Common stock, $.0001 par value,
      200,000,000 shares authorized, 182,025,174
      in 2001, 128,681,942 in 2000 issued and outstanding               18,202            12,867
   Additional paid-in capital                                       14,983,238         9,575,829
   Accumulated deficit                                             (37,311,587)      (21,089,196)
                                                                  ------------      ------------

         Total capital deficiency                                  (22,310,147)      (11,500,500)
                                                                  ------------      ------------

         Total liabilities and capital deficiency                 $ 14,934,887      $ 13,176,030
                                                                  ============      ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS
                    Years ended September 30, 2001 and 2000


                                                           2001         2000
                                                       -----------   ----------

Net sales                                              $ 6,610,230   $3,719,942


Cost of sales                                           10,262,747    4,093,596
                                                       -----------   ----------

Gross loss                                               3,652,517      373,654

Operating expenses:
   General and administrative                            6,276,794    5,302,849
   Selling expenses                                        990,954      344,427
   Research and development                              1,253,022    1,743,348
   Depreciation and amortization                         1,124,007      524,315
   Interest expense                                      2,100,124    1,250,970
   Loss on disposition of manufacturing equipment          824,973      221,835
                                                       -----------   ----------

         Total operating expenses                       12,569,874    9,387,744
                                                       -----------   ----------

Net loss                                               $16,222,391   $9,761,398
                                                       ===========   ==========

Basic and diluted loss per share                       $      0.11   $     0.10
                                                       ===========   ==========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY
                   For the years September 30, 2001 and 2000

                                                Shares Issued                Additional
                                                    and           Common       Paid-In       Accumulated
                                                Outstanding        Stock       Capital         Deficit           Total
                                                ------------     ---------   -----------     ------------     ------------
Balance at October 1, 1999                        38,841,421     $   3,883   $ 2,226,811     $(11,327,799)    $ (9,097,105)

Shares issued to stockholders
   for loans and loan guarantees                  38,952,763         3,895       229,821                -          233,716

Warrants exercised                                50,887,758         5,089     7,119,197                -        7,124,286

Net loss                                                   -             -             -       (9,761,397)      (9,761,397)
                                                ------------     ---------   -----------     ------------     ------------

Balance at
   September 30, 2000                            128,681,942        12,867     9,575,829      (21,089,196)     (11,500,500)

Shares issued to stockholders
   for loans and loan guarantees                  14,822,500         1,482        87,453                -           88,935

Shares issued as compensation
   to employees/consultants                          515,629            52         3,042                -            3,094

Warrants exercised                                38,005,103         3,801     5,316,914                -        5,320,715

Net loss                                                   -             -             -      (16,222,391)     (16,222,391)
                                                ------------     ---------   -----------     ------------     ------------

Balance at
   September 30, 2001                            182,025,174     $  18,202   $14,983,238     $(37,311,587)    $(22,310,147)
                                                ============     =========   ===========     ============     ============

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended September 30, 2001 and 2000

                                                                              2001                    2000
                                                                          ------------            -----------
Cash flows from operating activities:
   Net loss                                                               $(16,222,391)           $(9,761,398)
   Adjustments to reconcile net loss to
      net cash provided by operations:
         Depreciation and amortization                                       1,124,007                524,315
         Loss on sale of assets                                                824,973                221,835
         Provision for bad debts                                                     -                 33,550
         Write off technology purchased                                              -                 50,000
         Stock issued for compensation                                          92,028                233,717
         Cash provided (used) due to changes in assets
            and liabilities
               Decrease (increase) in accounts receivable                       45,412               (874,434)
               Decrease in other accounts receivable                            18,678                128,893
               Increase in prepaid assets                                     (237,615)               (10,242)
               Increase in inventory                                          (297,117)              (181,746)
               Increase (decrease) in notes receivable                           1,000                (45,000)
               Increase in deposits                                            (43,760)                (4,730)
               Increase in accounts payable                                    969,421              1,722,181
               Increase in payroll related liabilities                          82,819                 84,405
               Increase in interest payable                                  1,409,006                365,298
               Increase in accrued expenses                                    149,160                  1,385
                                                                          ------------            -----------

         Total cash used by operating activities                           (12,084,379)            (7,511,971)

Cash flows from investing activities:
   Purchase of equipment                                                    (3,143,130)            (7,179,932)
   Proceeds on fixed asset disposal                                             30,000                      -
   Disposal of equipment                                                             -                111,579
                                                                          ------------            -----------

         Total cash used for investing activities                           (3,113,130)            (7,068,353)

Cash flows from financing activities:
   Repayments of long-term debt with bank                                   (1,898,520)            (1,031,864)
   Costs to obtain financing                                                   (12,500)               (65,000)
   Net addition to revolving note                                            1,469,869                630,500
   Proceeds from long-term bank debt                                         1,250,000              5,623,589
   Net proceeds on stockholders' lines of credit                             9,267,528              7,912,453
   Payments on lease obligations                                                (4,123)                     -
   Warrants exercised                                                        5,053,108              1,588,925
                                                                          ------------            -----------

         Total cash provided by financing activities                        15,125,362             14,658,603
                                                                          ------------            -----------

Net (decrease) increase in cash                                                (72,147)                78,279

Cash, beginning of year                                                         97,900                 19,620
                                                                          ------------            -----------

Cash, end of year                                                         $     25,753            $    97,899
                                                                          ============            ===========
Supplemental cash flow disclosures
   Interest paid                                                          $    865,437            $   885,672
                                                                          ============            ===========
   Taxes paid                                                             $         -0-           $        -0-
                                                                          ============            ===========
   Stockholder debt converted to common stock                             $    255,607            $ 5,535,361
                                                                          ============            ===========

                See Notes to Consolidated Financial Statements.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

1    Summary of Significant Accounting Policies
     ------------------------------------------

          In March 1996, Synthetic Blood and Medical Technologies, Inc. ("SBMT") completed the reverse acquisition with RFI Recycled Fibre Industries, Inc. (a Florida corporation) ("RFI Florida") in which RFI Florida became a wholly owned subsidiary of SBMT. Simultaneous with the consummation of the acquisition, SBMT changed its name to RFI Recycled Fibre Industries, Inc. (a Delaware corporation) ("RFI Delaware"). Effective October 27, 1998 RFI Delaware and RFI Florida changed their names to StrandTek International, Inc. (STI Delaware) and StrandTek International, Inc. (STI Florida). In January 1999, STI Delaware purchased 51% of the capital stock of Enviro Watch Responder Systems U.S.A., Inc., (a Washington corporation) for $15,787. Effective June 1999, Enviro Watch Responder Systems U.S.A., Inc. changed its name to StrandTek West, Inc. (STI West). In 2001, STI West stopped doing business and STI Delaware wrote off the investment in STI West. See Footnote 13 for further discussion.

          The consolidated financial statements include the accounts of STI Delaware, STI Florida and STI West known collectively as the "Company" in 2000. The consolidated financial statements do not include STI West in 2001. All significant intercompany transactions, balances and profits have been eliminated in consolidation. The purchase of STI West resulted in approximately $65,000 of goodwill recognized in consolidation. The Company determined the goodwill had no value and it was fully amortized in consolidation at September 30, 1999.

          The Company has developed meltblown technology for the production and sale of synthetic fibers and fibrous webs to be used as thermal and acoustical insulation. In April 1997, the Company began production of the thermal and acoustical insulation products for the appliance industry. In June 1999, the Company began the production of thermal and acoustical products for the automotive industry. The Company's largest customer groups are in the appliance and automotive industries.

          Accounts Receivable - Management evaluates accounts receivable on a monthly basis and records any necessary allowance for doubtful accounts.

          Manufacturing Equipment - Equipment is recorded at cost. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax reporting purposes. The estimated useful lives of the assets range from five to ten years. Depreciation expense is $1,067,007 and $491,714 in 2001 and 2000, respectively. The Company periodically reviews all significant assets for impairment of value and makes adjustments as necessary.

          While under construction, the Company capitalizes certain labor costs and interest expense as part of the costs incurred to build the manufacturing production line. Labor capitalized in 2001 and 2000, was approximately $1,269,672 and $2,720,455, respectively.

          Manufacturing Equipment - Idle - Represents equipment purchased from another non-affiliated corporation to be used in a future polyester manufacturing line. The Company is not currently developing this line. No impairment of value is expected.

          Inventory - Inventory is valued at the lower of cost (average cost) or market. Inventory includes direct materials, direct labor, and an allocation of overhead costs.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


1.   Summary of Significant Accounting Policies (Continued)
     ------------------------------------------------------

          Loan Costs - Loan costs are amortized over the life of the loan.

          Income Taxes - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

          Research and Development Costs - Research and development costs are charged to expense as incurred.

          Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Recent Pronouncements - On June 29, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and No. 142 (SFAS 142), "Goodwill and Other Intangible Assets."

          SFAS 141 supersedes APB Opinion No. 16, "Business Combinations," and eliminates the pooling-of-interests method of accounting for business combinations, thus requiring all business combinations be accounted for using the purchase method. In addition, in applying the purchase method, SFAS 141 changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of the intangible assets: (1) the intangible asset arises from contractual or other legal rights, or (2) the intangible asset is separable or dividable from the acquired entity and capable of being sold, transferred, licensed, rented, or exchanged. The requirements of SFAS 141 will be effective for all business combinations completed after June 30, 2001.

          SFAS 142 supercedes APB Opinion No. 17, "Intangible Assets," and requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized; however, these assets must be reviewed at least annually for impairment. Application of SFAS 142 will be effective for the September 30, 2002 fiscal year.

          The Company believes the adoption of these standards will not have a material financial statement impact.

     Reclassifications - Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

2.   Industry and Customer Concentrations
     ------------------------------------

          The Company's products are sold to various manufacturing customers in the appliance and automotive industry. In the September 30, 2001 fiscal year 80% of sales and 66% of trade receivables were with three customers. In 2000, 63% of sales and 47% of accounts receivable were with three customers.

                 STRANDTEK INTENATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


3  Loss on Disposition of Manufacturing Equipment
   ----------------------------------------------

       The Company dismantled the original equipment line in East Chicago, Indiana when operations in that facility were terminated. However, the Company's management subsequently determined in the September 30, 2001 fiscal year not to reassemble the line in the primary plant located in Chicago, Illinois due to their improved technology in building equipment lines. Management determined there was no value in the line and wrote it off. The Company recognized a loss on disposition of approximately $825,000 for the year ended September 30, 2001.


4  Long-Term Debt
   --------------

       Long-term debt at September 30, 2001 and 2000, is summarized as follows:

                                                                              2001            2000
                                                                     -------------   -------------
   Consolidating term note for $900,000 with bank dated
     July 31, 1996.  Interest rate is variable and is bank's
     prime (9.5% in 2000) plus 1%.  Interest only payments
     due monthly from September 1, 1996 through
     August 1, 1997.  Equal monthly principal payments
     plus interest due September 1, 1997 through January 1,
     2001.  Any remaining balance is due in full on
     January 1, 2001.  The payment terms listed above
     represent a modification of the original payment terms
     which were in force as of September 30, 1996.                   $          -     $   225,000

   Supplemental term note for $600,000 with bank dated
     March 5, 1997.  Interest rate is variable and is
     bank's prime (9.5% in 2000) plus 1%.  Interest only
     payments due monthly from April 1, 1997 to August 1,
     1997.  Equal monthly principal payments plus interest
     due from September 1, 1997 to August 1, 2001.
     Any remaining balance is due in full on August 1, 2001.                    -         137,500

   Supplemental note No. 2 for $400,000 with bank dated
     November 7, 1997.  Interest rate variable and is
     bank's prime (9.5% in 2000).  Equal monthly payments
     of principal and interest are due from December 1,
     1997 to August 1, 2001.  Any remaining balance is
     due in full August 1, 2001.                                                -         108,888
                                                                     -------------   -------------
     Balance carried forward                                                    -         471,388

                 STRANDTEK INTENATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


4.   Long-Term Debt (Continued)
     --------------------------

                                                                       2001            2000
                                                                  --------------    ------------
     Balance brought forward                                                   -         471,388

     Supplemental note No. 3 for $800,000 with bank
        dated July 24, 1998.  Interest rate is variable and is
        currently bank prime (6%).  Interest only payments
        due monthly from August 1, 1998 to July 1, 1999.
        Equal monthly principal payments plus interest are
        due from August 1, 1999 to July 1, 2003.  Any
        remaining balance is due in full on July 1, 2003.                366,658         566,662

     Supplemental note No. 4 for $600,000 with bank dated
        November 24, 1998.  Interest rate is variable and is
        currently bank prime (6%).  Equal monthly principal
        payments plus interest are due from December 1, 1998
        to July 1, 2003.                                                 359,100         446,700

     Supplemental note No. 5 for $2,000,000 with bank dated
        May 27, 1999.  Interest rate is 2.25% over 30 day LIBOR,
        currently 5.77%.  Interest only payments due monthly
        from June 1, 1999 to May 1, 2000.  Equal monthly
        principal payments plus interest are due from June 1,
        2000 to May 1, 2004.  Any remaining balance is due in full
        on May 1, 2004.                                                1,333,333       1,833,333

     Supplemental note No. 6 for $2,500,000 with bank dated
        February 10, 2000.  Interest rate is 2.25% over 30-day
        LIBOR, currently 5.83%.  Interest only payments due
        monthly from March 1, 2000 to February 1, 2001.  Equal
        monthly principal payments plus interest are due from
        March 1, 2001 to February 1, 2005.  Any remaining
        balance is due in full on February 1, 2005.                    2,135,419       2,500,000
                                                                 ---------------   -------------

     Balance carried forward                                           4,194,510       5,818,083

                 STRANDTEK INTENATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000



4.   Long-Term Debt (Continued)
     -------------------------

                                                                       2001            2000
                                                                    ------------  --------------
     Balance brought forward                                           4,194,510       5,818,083

     Supplemental note No. 7 for $3,000,000 with bank dated
        May 24, 2000. Interest rate is 2.25% over 30-day
        LIBOR, currently 5.83%.  Interest only payments due
        monthly from July 1, 2000 to June 1, 2001.  Equal
        monthly principal payments plus interest are due from
        July 1, 2001 to June 1, 2005.  Any remaining balance
        is due in full on June 1, 2005.                                2,858,751       3,000,000

     Unsecured $300,000 note payable to a corporation.
        Interest rate is 8%.  Semi-annual installments of
        $60,000 plus interest are due each June and December
        through September 30, 2001.  This note is in default.             58,809         180,000

     Term Note C for $1,250,000 with bank dated
        January 2, 2001.  Interest rate is 1.85% over 30-day
        LIBOR, currently 5.43%.  Interest payments due
        monthly from February 1, 2001 to January 1, 2002.
        Equal monthly principal payments plus interest are
        due from February 1, 2002 to January 1, 2006.  Any
        remaining balance is due in full on January 1, 2006.           1,250,000               -

     Unsecured notes payable to stockholders.  Variable
        monthly interest of bank prime (8.25% in 2000) plus
        1% payable monthly for the first 12 months.  Equal
        monthly payments plus interest are due for the next
        48 months.  Maturity dates vary through September 30,
        2004.  Effective October 1, 2000, these notes were
        converted to lines of credit due on demand, except
        one stockholder note.                                                  -          12,506
                                                                    ------------  --------------

                                                                       8,362,070       9,010,589
     Less current portion
                                                                       2,388,073       2,003,575
                                                                    ------------  --------------
     Long-term debt, net of current portion                         $  5,973,997   $   7,007,014
                                                                    ============   =============

                 STRANDTEK INTENATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


4.    Long-Term Debt (Continued)
      --------------------------

          On October 7, 1999, the Company obtained a line of credit with the bank for $1,600,000, which was reduced to $1,100,000 effective February 2000. Effective January 2, 2001, the line of credit was increased to $2,500,000. This line of credit is due on demand and had a balance of $2,500,000 and $1,030,131 at September 30, 2001 and 2000, respectively.

          Effective January 11, 2000, all stockholder long-term notes payable were converted to unsecured lines of credit. As of September 30, 2001 and 2000, the total available on the lines of credit was $25,900,000 and $13,500,000, respectively, of which $18,829,718 and $9,829,797, respectively, was used. The interest rate is variable at prime (7% and 9.5% at September 30, 2001 and 2000) plus 1%. Interest payments are due annually and the principal is due on demand. Interest payment was waived by the stockholders for the year 2001 on these lines of credit. The interest accrued to stockholders' line of credit is $1,779,763 as of September 30, 2001.

          The Company also obtained an unsecured note payable for $300,000 in January 2000 from another company which shares common major stockholders. The interest rate is variable at prime (7% and 9.5% at September 30, 2001 and 2000, respectively) plus 1%. Interest payments are due annually. Interest payments have been waived on this note through September 30, 2001. The interest accrued at September 30, 2001 is $50,700. The principal is due on demand and is included in the stockholders' lines of credit.

          All of the notes with the bank are collateralized and cross-collateralized by all eligible assets of the Company, and five major stockholders have each personally guaranteed a portion of the debt outstanding with the bank.

          In return for the stockholders' personal guarantees and loans, they have received 2.5 shares of common stock and 2.5 A warrants for each dollar guaranteed or loaned to the Company from inception of the Company to December 31, 2000.

          Interest paid for the fiscal years ending September 30, 2001 and 2000, was $865,437 and $885,672, respectively, of which $175,546 (2001) and
     $226,896 (2000) was capitalized as a component of the manufacturing equipment.

          Future minimum annual maturities of long-term debt are summarized as follows:


              2003                                                  $2,563,146
              2004                                                   1,958,325
              2005                                                   1,119,178
              2006                                                     333,348
                                                                    ----------
                                                                    $5,973,997
                                                                    ==========

          The long-term debt is made up entirely of variable rate loans with maturities of five years or less. Therefore, the fair value of these instruments approximate their book value.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


4.   Long-Term Debt (Continued)
     -------------------------

          Subsequent to September 30, 2001, the Company has obtained additional draws on unsecured lines of credit with a stockholder of approximately $1,170,000. The Company has obtained additional bank loans of $500,000. The Company also obtained two unsecured promissory notes dated October 1, 2001, with two outside unrelated individuals, for a total of $525,000. The notes are due on demand after January 1, 2002. Interest payments are due annually beginning October 1, 2002. The interest rate is variable at prime rate plus 1%.

5.   Capital Lease Obligations
     -------------------------

          The Company has entered into several leases for three forklifts and one copier. The leases are classified as capital leases. Accordingly, assets have been capitalized and have the following book value at September 30, 2001.

          Capitalized cost                                         $ 93,200
          Accumulated depreciation                                     (861)
                                                                   --------
             Net book value                                        $ 92,339
                                                                   ========

          Total depreciation expense for this equipment for the year ended September 30, 2001, was $861. This depreciation is included in the total depreciation.

          The following is a schedule of the minimum payments required under the leases together with their present value at September 30, 2001


               2002                                                 $39,556
               2003                                                  16,385
               2004                                                  15,966
               2005                                                  11,352
               2006                                                   9,460
                                                                    -------
                 Total minimum lease payments                        92,719
                 Amount representing interest                        (7,642)
                                                                    -------

                 Present value of lease obligation                  $85,077
                                                                    =======

          Based on current expense, including rates, the fair value of the capital leases payable approximates their carrying amounts.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

6.   Loss Per Share
     --------------

          Basic loss per common share was calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The following table reconciles the number of shares utilized in the loss per share calculations as of September 30, 2001 and 2000:

                                                               2001             2000
                                                            ------------      -----------
          Net loss                                          $ 16,222,391      $ 9,761,398
          Basic and diluted loss per common share           $       0.11      $      0.10
          Weighted average number of
             common shares                                   142,786,989       95,303,481

          Warrants which could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been antidilutive for the periods presented.

7.   Related Party Transactions
     --------------------------

          Apptech provided consulting services to the Company, principally in the area of research and development. The two key employees of Apptech signed noncompetition and nondisclosure agreements. The Company paid Apptech approximately $250,000 as of September 30, 2000 for these services. This agreement was terminated in 2000. Apptech owns 340,762 shares of common stock of the Company. Apptech also owns 530,836 A warrants, 467,875 B warrants, 233,937 C warrants and 77,979 D warrants of the Company.

          The Company has an agreement with Regenex to provide consulting services regarding technical sales support. Regenex has one employee who was formerly with Apptech. The Company paid Regenex $180,000 and $30,000, respectively, for its services in 2001 and 2000.

          Southern Management Services, Inc. (SMSI), provides accounting, marketing and some administrative services to the Company. Several SMSI stockholders also own significant amounts of common stock and warrants in the Company. The Company incurred approximately $504,000 and $360,000, respectively, for the years ended September 30, 2001 and 2000 for these services. SMSI allocated health insurance costs to the Company of $66,000 and $70,000 in 2001 and 2000, respectively. The Company also incurred approximately $71,500 and $81,000 in fees for travel services provided by Southern Aviation and Marine DE, Inc. (an SMSI affiliate) in 2001 and 2000, respectively.

          Certain major stockholders of the Company received $112,500 in 2001 and 2000 for services provided to the Company.

          Included in accounts payable in 2001 is approximately $163,000 representing checks which had been released by the Company in anticipation of a stockholder loan to cover the amount. The loan was received subsequent to the 2001 year-end.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

8.   Warrants
     --------

          As of September 30, 2001 and 2000 the Company had warrants outstanding that allow the holder to purchase common stock as follows:

                                                                A                 B               C              D
                                                             Warrants          Warrants        Warrants       Warrants
                                                           ------------       ----------      ----------     ----------
     Warrants Authorized                                    100,000,000        2,000,000       1,000,000        500,000
                                                           ============       ==========      ==========     ==========
     Warrants issued and outstanding
        at October 1, 1999                                   37,470,723        1,703,625       1,001,812        233,937
     Warrants issued for stockholder
        loans and/or bank loan
        guarantees                                           38,952,763                -               -              -
     Warrants exercised                                     (50,887,758)               -               -              -
                                                           ------------       ----------      ----------     ----------

     Warrants issued and outstanding
        at September 30, 2000                                25,535,728        1,703,625       1,001,812        233,937
     Warrants issued for stockholder
        loans and/or bank loan
        guarantees                                           14,822,500                -               -              -
     Warrants issued to employees/ consultants
        as compensation                                         500,000                -               -              -
     Warrants exercised                                     (38,625,769)               -               -              -
                                                           ------------       ----------      ----------     ----------

     Warrants issued and outstanding
        at September 30, 2001                                 2,232,459        1,703,625       1,001,812        233,937
                                                           ============       ==========      ==========     ==========

     Stated Conversion Price of Warrants into
     Common Stock                                          $       0.41       $     0.81      $     1.22     $     1.62
                                                           ============       ==========      ==========     ==========

       The warrants expire as follows:

                                                                A                 B               C              D
          Expiration Date                                    Warrants          Warrants        Warrants       Warrants
---------------------------------                          ------------       ----------      ----------     ----------
     December 31, 2001                                        1,732,459        1,403,625         701,812        233,936
     August 24, 2004                                            300,000          300,000         300,000              -
     September 30, 2004                                         200,000                -               -              -
                                                           ------------       ----------      ----------     ----------
                                                              2,232,459        1,703,625       1,001,812        233,936
                                                           ============       ==========      ==========     ==========

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

9.   Income Taxes
     ------------

          The Company has cumulative net operating losses of approximately $37,500,000 and $21,300,000 at September 30, 2001 and 2000, respectively, which are expected to provide future tax benefits of $12,700,000 and $7,200,000, respectively, for both federal and state purposes. A valuation allowance for the entire benefit has been recognized as it is not reasonable to estimate when or if the benefit will be realized. These tax benefits expire beginning in 2010 through 2016. No income taxes were paid in 2001 and 2000.

10.  Employee Retirement Plan
     ------------------------

          Effective July 1, 1999, the Company has a defined contribution plan for the employees. The Company matches $.25 per dollar on the first 1% the employee contributes and $.50 per dollar after the first 1% up to a maximum of 4% contributed by the employee. Contributions by the employer to the employee retirement plan was approximately $51,000 and $24,000 for the years ended September 30, 2001 and 2000, respectively.

11.  Lease Commitments
     -----------------

          The Company leases equipment under operating leases which expire at various dates through 2004. The Company leases building space under operating leases which expire in 2007 with a five-year renewal option.

          As of September 30, 2001, future annual lease payments are as follows:

                  2002                                       $  645,359
                  2003                                          654,018
                  2004                                          674,924
                  2005                                          691,272
                  2006                                          701,122
               Thereafter                                       829,238
                                                             ----------
                    Total lease commitments                  $4,195,933
                                                             ==========

          One of the building leases is secured by a $125,000 letter of credit.

          The Company leases some warehouse space under month-to-month terms and some warehouse space under annual terms.

          Lease expense under these leases for 2001 and 2000, was approximately $826,000 and $579,000, respectively.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000

12.  Commitments and Contingencies
     -----------------------------

          The last 10QSB filed by STI Delaware was for March 31, 1990. No filings of Forms 10QSB or 10KSB, have been made since that date. STI Delaware, the parent company, was dormant until March 1996. The Company is committed to filing with the SEC the required documents through the September 30, 2001 fiscal year as soon as possible.

          One major stockholder has committed to provide necessary operating loans to the Company and guarantee additional bank loans needed by the Company to complete the meltblown technology development, acquisition of manufacturing equipment, and fund all reasonable working capital requirements. Additional bank borrowings will also be guaranteed by one major stockholder at least through the September 30, 2002 fiscal year if required by the banks. This stockholder received as compensation 2.5 shares of common stock and 2.5 A warrants for each dollar of new loan guarantees or new funding commitments. After December 31, 2000, there was no additional stock or warrant compensation related to new loan guarantees or stockholder loans.

          As of September 30, 2000, the Company had internally committed to completing construction of more manufacturing lines with total estimated costs of $5,150,000 for which costs of approximately $4,600,000 had been incurred. As of September 30, 2001, the Company has internally committed to completing construction of one more manufacturing line with total estimated costs of $2,000,000 for which costs of approximately $220,000 have been incurred and is included as an addition to manufacturing equipment.

13.  STI West
     --------

          STI Delaware owned 51% of STI West. STI West ceased operations in 2001. As of September 30, 2001, STI West had no assets or liabilities. In 2001, STI West generated revenue of approximately $80,000 with cost of sales of approximately $96,000 and total net income of approximately $208,000 due primarily to the write-off of the accounts payable due to STI Florida. The Company at a consolidated level recognized a loss of aproximately $62,000 on the discontinuance of STI West.

14.  Private Placement
     -----------------

          In January 2000, the Company issued a private placement memorandum to its Class A warrant holders. Each warrant holder was given the opportunity to purchase a share of Common Stock for $.14 plus the surrender of a Class A warrant. The warrants are otherwise convertible to Common Stock at an exercise price of $.41. If all outstanding A warrants were to be exchanged in this manner, the Company would realize proceeds in excess of $7.5 million. Six of the directors of the Company elected to reduce the Company's obligations to them in lieu of paying in the $.14 per share exercise price to the extent of approximately $5,500,000. In addition, the six directors paid cash of approximately $1,600,000 to exercise their A warrants. In total, 50,887,758 A warrants were exercised and 50,887,758 shares of common stock were issued.

                STRANDTEK INTERNATIONAL, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          September 30, 2001 and 2000


15.  Extension of January 2000 Private Placement Offer
     -------------------------------------------------

          In August 2001, the Company's Board of Directors determined by unanimous written consent to extend the same offer as in the private placement memorandum of January 2000 to allow the holders of the Company's Class A common stock purchase warrants the opportunity to exercise these warrants at $.14 per share through the close of business on September 30, 2001. The warrants are otherwise convertible to common stock at an exercise price of $.41. The Board of Directors further determined that the holders of the warrants could pay the exercise price in cash or by applying and offsetting such amount due against the amount of a portion of any loans due by the Company to such warrant holder. As a result, the warrant holders paid cash of approximately $5,000,000 to exercise their A Warrants and converted approximately $250,000 of shareholder loans to common stock. The Company also recognized $12,000 as compensation expense for one stockholder to exercise warrants. In total, 38,005,103 A warrants were exercised and 38,005,103 shares of common stock were issued.

16.  Subsequent Event
     ----------------

          On January 7, 2002, the major stockholders of the Company entered into a tax-free reorganization agreement with Corniche Group Incorporated, (Corniche). If this transaction is completed the Company would become a subsidiary of Corniche and the major stockholders of the Company would gain control of Corniche through voting securities in exchange for the stockholders stock in the Company and loans to the Company. In addition, the Company obtained a bridge loan from Corniche for $1,000,000 which is guaranteed by certain Board of Directors of the Company.